Exhibit 4.15

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Affiliated Managers Group, Inc. (“AMG”, “we”, “us”, or “our”) has five classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, par value $0.01 per share (“common stock”); (ii) 5.875% Junior Subordinated Notes due 2059 (the “2059 Junior Subordinated Notes”); (iii) 4.750% Junior Subordinated Notes due 2060 (the “2060 Junior Subordinated Notes”); (iv) 4.200% Junior Subordinated Notes due 2061 (the “2061 Junior Subordinated Notes”); and (v) 6.750% Junior Subordinated Notes due 2064 (the “2064 Junior Subordinated Notes”, and collectively with the 2059 Junior Subordinated Notes, the 2060 Junior Subordinated Notes, and the 2061 Junior Subordinated Notes, the “Notes”).

DESCRIPTION OF COMMON STOCK

The following is a summary description of certain material terms and provisions of our common stock, and may not contain all the information that is important to you. Therefore, we encourage you to read our charter, our by-laws, and applicable provisions of the Delaware General Corporation Law for additional information related to our common stock.

General

Under our charter, we currently have authority to issue up to 150,000,000 shares of common stock, and up to 3,000,000 shares of Class B non-voting common stock, par value $0.01 per share (“Class B non-voting common stock”). Under Delaware law, stockholders generally are not responsible for our debts or obligations. No shares of Class B non-voting common stock are currently issued and outstanding. All shares of common stock currently outstanding are duly authorized, fully paid and non-assessable. Our common stock is listed on the New York Stock Exchange under the symbol “AMG”.

Dividends

Subject to preferential rights of any other class or series of stock, holders of common stock and Class B non-voting common stock may receive dividends out of assets that we can legally use to pay dividends, when, as, and if they are declared by our Board of Directors, with each share of common stock and each share of Class B non-voting common stock sharing equally in such dividends (with each share of Class B non-voting common stock being equal to the number of shares of common stock into which it would then be convertible). If dividends are declared that are payable in shares of common stock or shares of Class B non-voting common stock, such dividends will be declared payable at the same rate in both classes of stock and the dividends payable in shares of common stock will be payable to the holders of shares of common stock, and the dividends payable in shares of Class B non-voting common stock will be payable to the holders of shares of Class B non-voting common stock.

Voting Rights

Holders of common stock will have the exclusive power to vote on all matters presented to our stockholders, including the election of directors, except as otherwise required by Delaware law or as provided with respect to any other class or series of stock. Holders of common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is required to elect a director in an uncontested election.

Liquidation/Dissolution Rights

Subject to the preferential rights of any other class or series of stock, holders of shares of our common stock and Class B non-voting common stock shall be entitled to share ratably in the remaining assets available for distribution in the event we are liquidated, dissolved, or our affairs are wound up after we pay or make adequate provision for all of our known debts and liabilities (with each share of Class B non-voting common stock being equal to the number of shares of common stock into which it would then be convertible).

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of common stock have equal dividend, distribution, liquidation, and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of shares of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities, other than the conversion rights afforded to the holders of our Class B non-voting common stock that are described below.

Anti-Takeover Provisions of our Charter, our By-Laws and Delaware Law

Under Delaware law, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding a majority of the shares entitled to vote on the matter, unless a different percentage is set forth in the corporation’s charter, which percentage will not in any event be less than a majority of all of the shares entitled to vote on such matter. Our charter provides that whenever any vote of the holders of voting stock is required to amend or repeal any provision of the charter, then in addition to any other vote of the holders of voting stock that is required by the charter or by-laws, the affirmative vote of the holders of a majority of our outstanding shares of stock entitled to vote on such amendment or repeal, voting together as a single class, is required. However, with respect to the amendment or repeal of any of the provisions of our charter relating to stockholder action without an annual or special meeting, the election, term or removal of directors, vacancies on the board of directors, or the limitation of liability of directors, the affirmative vote of the holders of at least eighty percent (80%) of our outstanding shares of stock entitled to vote on such amendment or repeal, voting together as a single class, will be required.

Rights of Class B Non-Voting Common Stock

The holders of our Class B non-voting common stock generally have the same rights and privileges as holders of our common stock, except that holders of Class B non-voting common stock do not have any voting rights other than those which may be provided under our charter or applicable law. Each share of Class B non-voting common stock is convertible, at the option of the holder, into one share of common stock; provided, that such conversion is not inconsistent with any regulation, rule, or other requirement of any governmental authority applicable to the holder.

To the extent the holders of Class B non-voting common stock are entitled to vote under our charter or applicable law, such holders shall vote together as a single class with the holders of common stock, except as required by law.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF JUNIOR SUBORDINATED NOTES

The following is a summary description of certain material terms and provisions of the 2059 Junior Subordinated Notes, the 2060 Junior Subordinated Notes, the 2061 Junior Subordinated Notes, and the 2064 Junior Subordinated Notes, and may not contain all the information that is important to you. Therefore, you should read the Junior Subordinated Notes Indenture, dated as of March 27, 2019 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 27, 2019 (together with the Base Indenture, the “2059 Junior Subordinated Notes Indenture”), the Second Supplemental Indenture, dated as of September 23, 2020 (together with the Base Indenture, the “2060 Junior Subordinated Notes Indenture”), the Third Supplemental Indenture, dated as of July 13, 2021 (together with the Base Indenture, the “2061 Junior Subordinated Notes Indenture”), and the Fourth Supplemental Indenture, dated as of March 20, 2024 (together with the Base Indenture, the “2064 Junior Subordinated Notes Indenture”, and collectively with the 2059 Junior Subordinated Notes Indenture, the 2060 Junior Subordinated Notes Indenture, and the 2061 Junior Subordinated Notes Indenture, the “Junior Subordinated Notes Indentures”), in each case, between AMG and U.S. Bank National Association or U.S. Bank Trust Company, National Association, as applicable, as trustee (the “Trustee”), as well as the forms of certificates evidencing each series of Notes, for additional information related to the Notes.

General

The 2059 Junior Subordinated Notes are a series of junior subordinated notes issued under the 2059 Junior Subordinated Notes Indenture, the 2060 Junior Subordinated Notes are a series of junior subordinated notes issued under the 2060 Junior Subordinated Notes Indenture, the 2061 Junior Subordinated Notes are a series of junior subordinated notes issued under the 2061 Junior Subordinated Notes Indenture, and the 2064 Junior Subordinated Notes are a series of junior subordinated notes issued under the 2064 Junior Subordinated Notes Indenture. The material terms and provisions of each such series of Notes are the same, except for the principal amounts, interest rates, maturity dates, and other relevant dates, as described below.

The 2059 Junior Subordinated Notes were initially issued in the aggregate principal amount of $280.0 million. An additional $20.0 million of 2059 Junior Subordinated Notes was subsequently issued pursuant to the underwriters’ exercise of an overallotment option, increasing the total amount of 2059 Junior Subordinated Notes issued to $300.0 million, which remains the aggregate principal amount outstanding. The 2060 Junior Subordinated Notes were initially issued in the aggregate principal amount of $250.0 million. An additional $25.0 million of 2060 Junior Subordinated Notes was subsequently issued pursuant to the underwriters’ exercise of an overallotment option, increasing the total amount of 2060 Junior Subordinated Notes issued to $275.0 million, which remains the aggregate principal amount outstanding. The 2061 Junior Subordinated Notes were issued in the aggregate principal amount of $200.0 million, which remains the aggregate principal amount outstanding. The 2064 Junior Subordinated Notes were initially issued in the aggregate principal amount of $400.0 million. An additional $50.0 million of 2064 Junior Subordinated Notes was subsequently issued pursuant to the underwriters’ exercise of an overallotment option, increasing the total amount of 2064 Junior Subordinated Notes issued to $450.0 million, which remains the aggregate principal amount outstanding.

The Base Indenture does not limit the aggregate principal amount of junior subordinated notes that may be issued thereunder, and provides that junior subordinated notes may be issued from time to time in one or more series pursuant to an additional supplemental indenture. We may, at any time and without the consent of the holders of the 2059 Junior Subordinated Notes, the 2060 Junior Subordinated Notes, the 2061 Junior Subordinated Notes, or the 2064 Junior Subordinated Notes issue additional notes having the same ranking and the same interest rate, maturity, and other terms as such Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, collectively with the 2059 Junior Subordinated Notes, the 2060 Junior Subordinated Notes, the 2061 Junior Subordinated Notes, or the 2064 Junior Subordinated Notes, as the case may be, will constitute a single series of junior subordinated notes under the applicable indenture; provided that if such additional notes are not fungible with the applicable series of outstanding Notes for U.S. federal income tax purposes, then they will be issued under a separate CUSIP number.

The Junior Subordinated Notes Indentures do not contain provisions that afford holders of the Notes protection in the event of a highly leveraged transaction involving us.

Unless earlier redeemed, the entire principal amount of the applicable series of Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 30, 2059, in the case of the 2059 Junior Subordinated Notes, on September 30, 2060, in the case of the 2060 Junior Subordinated Notes, on September 30, 2061, in the case of the 2061 Junior Subordinated Notes, and on March 30, 2064, in the case of the 2064 Junior Subordinated Notes. The Notes are not subject to any sinking fund provision. The Notes are available for purchase in denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Each series of Notes is listed on the New York Stock Exchange. The 2059 Junior Subordinated Notes are listed under the symbol “MGR”, the 2060 Junior Subordinated Notes are listed under the symbol “MGRB”, the 2061 Junior Subordinated Notes are listed under the symbol “MGRD”, and the 2064 Junior Subordinated Notes are listed under the symbol “MGRE”.

Interest

Each 2059 Junior Subordinated Note bears interest at the fixed rate of 5.875% per annum (the “2059 Notes Securities Rate”) from the date of original issuance, each 2060 Junior Subordinated Note bears interest at the fixed rate of 4.750% per annum (the “2060 Notes Securities Rate”), each 2061 Junior Subordinated Note bears interest at the fixed rate of 4.200% per annum (the “2061 Notes Securities Rate”), and each 2064 Junior Subordinated Note bears interest at the fixed rate of 6.750% per annum (the “2064 Notes Securities Rate”). Subject to our right to defer interest payments as described below, interest on the Notes will be payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year (each, an “Interest Payment Date”) to the person in whose name such Note is registered at the close of business (i) on the Business Day immediately preceding such Interest Payment Date if the Notes are in book-entry only form or (ii) on the 15th calendar day preceding such Interest Payment Date if the Notes are not in book-entry only form (whether or not a Business Day). The initial Interest Payment Date was June 30, 2019, in the case of the 2059 Junior Subordinated Notes, was December 30, 2020, in the case of the 2060 Junior Subordinated Notes, was September 30, 2021, in the case of the 2061 Junior Subordinated Notes, and was June 30, 2024, in the case of the 2064 Junior Subordinated Notes. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. “Business Day” means each Monday, Tuesday, Wednesday, Thursday, and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close or be closed.

Option to Defer Interest Payments

At our option, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the 2059 Junior Subordinated Notes, the 2060 Junior Subordinated Notes, the 2061 Junior Subordinated Notes, and/or the 2064 Junior Subordinated Notes by extending the interest payment period for up to 20 consecutive quarterly periods (each period, commencing on the date that the first such interest payment would otherwise have been made, an “Optional Deferral Period”). A deferral of interest payments may not extend beyond the maturity date of the applicable series of Notes or end on a day other than an Interest Payment Date. Any deferred interest on the applicable Notes will accrue Additional Interest at the applicable Securities Rate from the applicable Interest Payment Date to the date of payment, compounded quarterly (such deferred interest and additional interest accrued thereon, “Additional Interest”), to the extent permitted under applicable law. No interest will be due and payable on the applicable Notes until the end of an Optional Deferral Period, except upon a redemption of such Notes during such Optional Deferral Period.

At the end of an Optional Deferral Period or on any redemption date, we will be obligated to pay all accrued and unpaid interest, including any Additional Interest, on the applicable series of Notes. Once we pay all accrued and unpaid interest payments on the applicable Notes, including any Additional Interest, we can again defer interest payments on such Notes as described above, but not beyond the maturity date of the applicable series of Notes.

We are required to provide to the Trustee written notice of any optional deferral of interest at least 10 Business Days and not more than 60 Business Days prior to the earlier of (1) the next applicable Interest Payment Date or (2) the date, if any, upon which it is required to give notice of such Interest Payment Date or the record date therefor to the New York Stock Exchange or any applicable self-regulatory organization. In addition, we are required to deliver to the Trustee an officers’ certificate stating that no Default or Event of Default shall have occurred and be continuing. Subject to receipt of the officers’ certificate, the Trustee is required to promptly forward such notice to each holder of record of the applicable Notes.

Certain Limitations During an Optional Deferral Period

During an Optional Deferral Period, subject to the exceptions noted below, we shall not:

•declare or pay any dividend or make any distributions, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, or
•make any payment of interest on, principal of or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by us which rank equally (“pari passu securities” including any of the other series of Notes) or junior (“junior securities”), in each case, in right of payment to the Notes.

None of the foregoing, however, shall restrict:

•any of the actions described in the preceding sentence resulting from any reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock;
•the purchase of fractional interests in shares of our capital stock pursuant to an acquisition or the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•dividends, payments, or distributions payable in shares of capital stock or warrants, options, or rights to acquire our capital stock;
•redemptions, purchases, or other acquisitions of shares of capital stock in connection with any employment contract, incentive plan, benefit plan, or other similar arrangement of ours or any of our subsidiaries or in connection with a dividend reinvestment or stock purchase plan;
•any declaration of a dividend in connection with implementation of any stockholders’ rights plan, or the issuance of rights, stock or other property under any such plan, or the redemption, repurchase, or other acquisition of any such rights pursuant thereto;
•redemptions, purchases or other acquisitions of shares of capital stock in connection with the satisfaction of our obligations pursuant to any contract entered into prior to the beginning of the applicable Optional Deferral Period;
•(i) any payment of current or deferred interest (or setting aside a sum sufficient for the payment thereof) or any pari passu securities, including the existing Notes, that is made pro rata to the amounts due on such pari passu securities and the Notes and (ii) any payment of principal or current or deferred interest on pari passu securities, including the existing Notes, that, if not made, would cause the Company to breach the terms of the instrument governing such pari passu securities;
•the payment of any dividend or distribution on the Company’s capital stock within 30 days after the date of declaration of such dividend or distribution, if the dividend or distribution would have been permitted under the applicable Junior Subordinated Notes Indenture on the date of declaration;
•any exchange, redemption, repayment, repurchase, or conversion of any of the Company’s indebtedness that ranks equal to or junior in right of payment with the Notes for (i) any class or series of the Company’s capital stock, (ii) warrants, options, or rights to acquire the Company’s capital stock, other than any convertible debt, or (iii) evidences of indebtedness or other obligations of the Company that rank equal to or junior in right of payment with the Notes, including any such indebtedness convertible into the Company’s capital stock; or
•the redemption of pari passu securities or junior securities within 60 days after the date on which notice of redemption was given, if at the time the notice was given, such redemption would have been permitted under the applicable Junior Subordinated Notes Indenture.

Optional Redemption

At any time and from time to time on or after the applicable Optional Redemption Date (as defined below), the applicable Notes will be subject to redemption at our option, in whole or in part, upon not less than 10 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest (including any Additional Interest) on the Notes being redeemed to, but excluding, the redemption date. “Optional Redemption Date” is defined as March 30, 2024, in the case of the 2059 Junior Subordinated Notes, September 30, 2025, in the case of the 2060 Junior Subordinated Notes, September 30, 2026, in the case of the 2061 Junior Subordinated Notes, and March 30, 2029, in the case of the 2064 Junior Subordinated Notes.

If such notice of redemption is given, the Notes so to be redeemed will, on the redemption date, become due and payable at the redemption price together with any accrued and unpaid interest thereon (including any Additional Interest), and from and after such date (unless the Company has defaulted in the payment of the redemption price and accrued interest) such Notes shall cease to bear interest. If any Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the applicable Securities Rate. See “—Events of Default” below.

The Company may also redeem the Notes before the applicable Optional Redemption Date (i) in whole, but not in part, if certain changes in tax laws, regulations or interpretations occur, at the redemption price and under the circumstances described below under “—Right to Redeem Upon a Tax Event”, and (ii) in whole, but not in part, if a rating agency makes certain changes relating to the equity credit criteria for securities such as the Notes, at the redemption price and under the circumstances described below under “—Right to Redeem Upon a Rating Agency Event.”

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal securities laws), the Company and its affiliates may, at any time and from time to time, purchase outstanding Notes by tender, in the open market, or by private agreement.

Right to Redeem Upon a Tax Event

Before the applicable Optional Redemption Date, the Company may redeem, in whole but not in part, upon not less than 10 nor more than 60 days’ notice, the applicable Notes following the occurrence of a Tax Event (as defined below), at 100% of their principal amount plus any accrued and unpaid interest thereon (including any Additional Interest) to, but excluding, the redemption date.

A “Tax Event” happens when the Company has received an opinion of counsel experienced in tax matters that, as a result of:

•any amendment to, clarification of, or change, including any announced prospective change, in the laws or treaties of the United States or any of its political subdivisions or taxing authorities, or any regulations under those laws or treaties;
•an administrative action, judicial decision, or any official administrative pronouncement, ruling, regulatory procedure, notice, or announcement, including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure, or regulation;
•any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority, or regulatory body, regardless of the time or manner in which that amendment, clarification, or change is introduced or made known; or
•a threatened challenge asserted in writing in connection with the Company’s audit or an audit of any of the Company’s subsidiaries, or a publicly known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Notes, which amendment, clarification or change is effective or the administrative action is taken or judicial decision, interpretation, or pronouncement is issued or threatened challenge is asserted or becomes publicly known after the date of the original issuance of the Notes, there is more than an insubstantial risk that interest payable by us on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes.

Right to Redeem Upon a Rating Agency Event

Before the applicable Optional Redemption Date, we may, upon not less than 10 nor more than 60 days’ notice, within the 90 days after the occurrence of a Rating Agency Event (as defined below), redeem, in whole but not in part, each series of Notes at 102% of their principal amount plus any accrued and unpaid interest thereon (including any Additional Interest) to the redemption date.

“Rating Agency Event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the applicable Notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the applicable Notes; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the applicable Notes by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the applicable Notes.

Ranking

Our payment obligations under each series of Notes are unsecured and rank junior and subordinated in right of payment and upon liquidation to all of our senior indebtedness (as defined below), and rank equally with all of our junior unsubordinated indebtedness, in each case, whether presently existing or from time to time hereafter incurred, created, assumed, or existing.

No payment of principal of (including redemption payments, if any), premium, if any, on or interest on (including Additional Interest) the Notes may be made if (a) any senior indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any senior indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise of the senior indebtedness. Upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of AMG, the holders of senior indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all senior indebtedness before the holders of the Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all senior indebtedness, the rights of the holders of the Notes will be subrogated to the rights of the holders of senior indebtedness to receive payments and distributions applicable to such senior indebtedness until all amounts owing on the Notes are paid in full.

The term “senior indebtedness” means, with respect to us, (i) any payment due in respect of our indebtedness, whether outstanding at the date of execution of the applicable Notes or thereafter incurred, created, or assumed after such date, (a) in respect of money borrowed, or (b) evidenced by securities, debentures, bonds, notes, or other similar instruments issued by us that, by their terms, are senior or senior subordinated debt securities including, without limitation, all such obligations under our indentures with various trustees; (ii) all obligations in respect of any financial derivative, hedging, or futures contract or similar instrument; (iii) all capitalized lease obligations; (iv) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations, and all of our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (v) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility, or similar credit transaction; (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons the payment of which we are responsible or liable as obligor, guarantor, or otherwise; and (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons secured by any lien on any of our properties or assets (whether or not such obligation is assumed by us), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the Notes, (2) obligations to trade creditors, and (3) any unsecured indebtedness between or among us or our subsidiaries. Such senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions contained in the Junior Subordinated Notes Indentures irrespective of any amendment, modification or waiver of any term of such senior indebtedness.

The Junior Subordinated Notes Indentures do not limit the aggregate amount of senior indebtedness that we may issue. Our right, and, hence, the right of any of our creditors (including holders of the Notes) to participate in any distribution of the assets of any subsidiary or Affiliate, whether upon liquidation, reorganization, or otherwise, is subject to prior claims of creditors and preferred and preferences stockholders of each subsidiary.

Events of Default

An “Event of Default” with respect to the Notes shall occur only upon certain events of bankruptcy, insolvency or reorganization involving us.

If an Event of Default occurs, the principal of and accrued interest (including Additional Interest) on each series of Notes shall be immediately due and payable without declaration or other act on the part of the Trustee of any holder of the Notes.

With respect to each series of Notes, and for purposes of the immediately succeeding paragraph, the term “Default” means the following events: (a) default in the payment of any interest upon any of the Notes when due and payable on an interest payment date other than at maturity, including Additional Interest in respect thereof, and continuance of such default for a period of 30 days; provided, however, that a valid extension of the interest payment period by us pursuant to the terms of the applicable Junior Subordinated Notes Indenture shall not constitute a default in the payment of interest for this purpose, (b) default in the payment of the principal of (or premium, if any), or interest (including Additional Interest) on, the Notes when due and payable at maturity or earlier redemption, or (c) default in the performance or breach of any covenant or warranty of AMG in the Junior Subordinated Notes Indentures (other than a covenant or warranty a default in whose performance or whose breach is addressed in clause (a) or (b), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes.

Upon the occurrence and continuance of a Default, the Trustee and the holders of the Notes will have the same rights and remedies, and will be subject to the same limitations, restrictions, protections, and exculpations, and we will be subject to the same obligations and restrictions, in each case, as would apply if such Default was an Event of Default or an event which after notice or lapse of time or both would become an Event of Default; provided that the principal of and accrued interest (including Additional Interest) on the Notes may not be declared immediately due and payable by reason of the occurrence and continuation of a Default, and any notice of declaration or acceleration based on such Default will be null and void with respect to the Notes; provided, further, that in case a Default has occurred and is continuing, the Trustee will not be subject to the requirement to exercise, with respect to the Notes, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs, unless an Event of Default has occurred and is continuing.

The Junior Subordinated Notes Indentures provide that if there occurs a Default specified in clauses (a) or (b) of the second preceding paragraph, the Trustee or the holder of the Notes may or, if directed by the holders of a majority in principal amount of the Notes then outstanding, the Trustee shall, subject to the provisions of the applicable Junior Subordinated Notes Indenture, demand payment of the amount then due and payable and may institute judicial proceedings for the collection of such amount if we fail to make payment thereof upon demand.

The holders of not less than a majority in aggregate outstanding principal amount of each series of Notes may, on behalf of the holders of all of such Notes, waive any past Default with respect to such Notes, except (i) a default in the payment of principal or interest (including Additional Interest) or (ii) a default in respect of a covenant or provision which under Article 10 of each Junior Subordinated Notes Indenture cannot be modified or amended without the consent of the holders of the applicable outstanding Notes.

Agreement by Holders to Certain Tax Treatment

Each holder of each series of Notes will, by accepting the Notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the Notes constitute debt and will treat the Notes as debt for U.S. federal, state, and local tax purposes.

Defeasance

Covenant Defeasance. Under current U.S. federal tax law, we are able to make the deposit described below and be released from some of the restrictive covenants in the Junior Subordinated Notes Indentures. This is called “covenant defeasance.” In that event, the holder would lose their protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay their Notes. In order to achieve covenant defeasance, we must do the following:
•Deposit in trust for the benefit of all holders of each series of Notes a combination of money and government or government agency debt securities or bonds in U.S. dollars that will generate enough cash to make interest, principal and any other payments on the Notes in U.S. dollars on their various due dates.
•Deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing holders to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

If we accomplish covenant defeasance, holders can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the Default, holders may not be able to obtain payment of the shortfall.

Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes (called “full defeasance”) if we put in place the following other arrangements for holders to be repaid:

•We must deposit in trust for the benefit of all holders of the Notes a combination of money and government or government agency debt securities or bonds in U.S. dollars that will generate enough cash to make interest, principal and any other payments on the Notes in U.S. dollars on their various due dates.
•We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the Notes would be treated as though we paid holders their share of the cash and the debt securities or bonds at the time the cash and the debt securities or bonds were deposited in trust in exchange for holders’ Notes and holders would recognize gain or loss on their Notes at the time of the deposit.

If we ever did accomplish full defeasance, as described above, holders would have to rely solely on the trust deposit for repayment of the Notes. Holders could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Covenant defeasance and full defeasance are both subject to certain conditions, such as no Default or Event of Default occurring and continuing, and that such defeasance does not result in a breach or violation of, constitute a default under, any material agreement or instrument (other than the Junior Subordinated Notes Indenture) to which we, or any of our subsidiaries, are a party or bound.

Discharge of the Junior Subordinated Notes Indentures

We may satisfy and discharge our obligations under each Junior Subordinated Notes Indenture with respect to the applicable Notes by delivering to the Trustee for cancellation all outstanding applicable Notes or by depositing with the Trustee or the Paying Agent in respect of such Notes that have either become due and payable, will become due and payable within one year or are scheduled for redemption or repayment within one year, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the applicable Junior Subordinated Notes Indenture.

Registration and Transfer

We are not required to (i) issue, register the transfer of, or exchange the Notes during a period of 15 days immediately preceding the date notice is given identifying the Notes called for redemption or (ii) issue, register the transfer of or exchange any Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.

Payment and Paying Agent

Payment of principal will be made only against surrender to the Paying Agent of the Notes. Principal of and interest on the Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as we may designate from time to time, except that, at our option, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Notes. Payment of interest on the Notes on any interest payment date will be made to the person in whose name the Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.

The Trustee will act as Paying Agent with respect to the Notes. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.

All moneys paid by us to a Paying Agent for the payment of the principal of or interest on the Notes which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to us, and the holder of the Notes will from that time forward look only to us for payment of such principal and interest.

Modification

Subject to certain exceptions, the Junior Subordinated Notes Indentures or the Notes may be amended with the consent of the holders of at least a majority in principal amount of the applicable series of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of at least a majority in principal amount of the applicable Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

•reduce the percentage in aggregate principal amount of Notes whose holders must consent to an amendment of the applicable Junior Subordinated Notes Indenture or to waive any past default;
•reduce the rate of or change the stated time for payment of interest on any Note;
•reduce the principal of or change the stated maturity of any Note;
•reduce the redemption price of any note or adversely affect a right of repayment with respect to any Note that is at such holder’s option;
•make any note payable in a currency, or at a place, other than that stated in the Note;
•change the ranking of the Notes in a manner that is adverse to the holders of the Notes;
•impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s Notes on or after their maturity date or, in the case of redemption, on or after their redemption date;
•make any change in the amendment provisions which require each holder’s consent or in the waiver provisions of the applicable Junior Subordinated Notes Indenture; or
•modify the provisions of the applicable Junior Subordinated Notes Indenture with respect to the subordination of the Notes in a manner materially adverse to such holder.

Notwithstanding the provisions described above, without the consent of any holder, we and the Trustee may amend any Junior Subordinated Notes Indenture to:

•cure any ambiguity, omission, defect or inconsistency in the applicable Junior Subordinated Notes Indenture;
•provide for the assumption by a successor person of our obligations under the applicable Junior Subordinated Notes Indenture as described below under the heading “—Consolidation, Merger, Sale or Conveyance”;
•add guarantees with respect to the Notes;
•secure the Notes;
•add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;
•add to the Events of Default with respect to the Notes;
•facilitate the issuance of new Notes;
•make any change that does not adversely affect the rights of any holder;
•to change or eliminate any of the provisions of the applicable Junior Subordinated Notes Indenture with respect to the Notes that have not yet been issued under such Junior Subordinated Notes Indenture;
•provide for a successor trustee;
•comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the applicable Junior Subordinated Notes Indenture under the Trust Indenture Act;
•to make any change to Article 12 of the applicable Junior Subordinated Notes Indenture that would limit or terminate the benefits to any holder of senior indebtedness under such Article; or
•to conform the terms of the applicable Junior Subordinated Notes Indenture or the Notes to the description thereof in this prospectus supplement.

The consent of the holders is not necessary under the Junior Subordinated Notes Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Consolidation, Merger, Sale or Conveyance

The Junior Subordinated Notes Indentures provide that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person (in a transaction in which we are not the surviving entity) unless (1) the resulting, surviving or transferee person (in a transaction in which we are not the surviving entity) is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such person expressly assumes by supplemental indenture all of our obligations under each series of Notes and the Junior Subordinated Notes Indentures; and (2) immediately after giving effect to such transaction, no Event of Default has occurred and is continuing under the Junior Subordinated Notes Indentures. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person (in a transaction in which we are not the surviving entity) shall succeed to, and may exercise every right and power of, AMG under the Junior Subordinated Notes Indentures.

This covenant will not apply to any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets, between or among us and our subsidiaries.

Trustee

U.S. Bank Trust Company, National Association is the Trustee, Security Registrar, and Paying Agent.

Applicable Law

The Notes and the Junior Subordinated Notes Indentures are each governed by and construed in accordance with the laws of the State of New York.